UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Reprinted by permission of Morningstar. June 2009 • OPP-EVV3U	www.morningstar.com

MORNINGSTAR
FundInvestor
Longleaf for the Long Haul
The Fundlnvestor Focused 10 | Ryan Leggio
We are replacing Ariel Focus with Longleaf Partners LLPFX because recently reopened Longleaf has a longer track record and truly embodies the idea of the Focused 10. We recently traveled to Memphis, Tenn., to visit the team at Southeastern Asset Management, the advisor to the Longleaf funds, and to attend their annual shareholder meeting. We came back with renewed confidence in their personnel and process and gleaned a few new insights, which we think should help investors get the most out of this focused fund.
Comanagers 0. Mason Hawkins and Staley Cates, who joined Hawkins on the fund in 1986, subscribe to Benjamin Graham’s definition of an investment operation: “one which, upon thorough analysis promises safety of principal and an adequate return.”
Breaking It Down: Business, People, and Price Longleaf prefers businesses with growing positive free cash flow, pricing power, and enduring competitive advantages, because those businesses generate returns for shareholders significantly above their cost of capital and can be held by the fund for the long haul. However, Southeastern is not afraid of buying “cigar butts” either—that is, a business that may not be great, but the price of the underlying assets of the businesses is trading at an abnormally steep discount from what it is worth.
The team relies on a discounted cash-flow model to determine a company’s fair value. It estimates what will happen to the company for the next five to eight years and then applies a conservative terminal valuation (or perpetual free cash-flow growth rate). Finally, the team examines comparable private market transactions to get a better idea of what other people might be willing to pay for the companies.
The “safety of principal and adequate return” part of the equation is also crucial to the process. The managers invest only in their best ideas (hence the concentrated nature of the portfolio) and want to buy companies at a steep discount to their conservative appraisal. This ensures they have a “margin of safety” in case their appraisal is too optimistic. They will not buy a company unless it trades for at least a 40% discount to what they think the company is really worth. The managers hope that the large discount will enable it to deliver returns of 10%-plus inflation.
Since the fund’s inception in 1987, it has posted annual returns of more than 9%, crushing almost all of its competitors and the S&P 500’s result of 7.12% annualized. Top management has nearly all its liquid investments in the funds.
Even with all of these safety mechanisms in place, Hawkins and his team do make mistakes. They purchased common shares (and later rolled those into debt) of General Motors GM and slowly saw their margin of safety overcome by rapidly declining auto sales that were far lower than their worst case scenario anticipated.
Many businesses, including large holding Dell DELL, saw their appraisals cut as management forecasts were trimmed. But shares of Dell declined more than the drop in intrinsic value. This created a buying opportunity: From the middle of 2008 until March of this year, as the shares fell from around $25 to $10, Longleaf increased its stake by close to 10 million shares (from about 45 million in June 2008).
Mistakes+Market Overreaction=50% Loss
The fund lost a staggering 50.6% in 2008. This landed it behind 97% of its large-blend category rivals, behind the S&P 500 benchmark index by 13.6% and well behind management’s absolute return goal. That’s a disappointment for a fund that usually holds up better than average in a downturn. However, like other deep-value funds, it was hit hard as the recession and the impact of the credit crunch were far more severe than expected.
The portfolio did not look particularly expensive at the beginning of the year, which could otherwise help explain the result. Prospects seemed pretty good at

Reprinted by permission of Morningstar. June 2009 • OPP-EW3U	www.morningstar.com
The Fundlnvestor Focused 10

		Manager Name	5-Yr Total	5-Yr Cat	# Of	Turn-	Expense
Fund Name	Category	(Tenure Years)	Return%	Rank%	Holdings	over%	Ratio	Top Three Holdings
Brown Capital Mgmt BCSIX	Small Growth	Management Team (16.9)	3.84	2	44	20	1.22	Abaxis, Quality Systems, Dreyfus Cash Mgmt Instl
Clipper CFIMX	Large Blend	Davis/Feinberg (3.4)	-7.08	97	24	7	0.76	Costco, Berkshire Hathaway, Bank of NY Mellon
Fairholme FAIRX	Large Blend	Berkowitz/Fernandez (9.5)	6.83	1	21	81	1.01	Pfizer, Sears, Forest Laboratories
FMI Large Cap FMIHX	Large Blend	Management Team (7.5)	2.80	2	27	30	1.00	Bank of NY Mellon, Cintas, United Parcel Service
Jensen JENSX	Large Growth	Management Team (16.4)	-2.18	61	28	8	0.85	Microsoft, Johnson & Johnson, PepsiCo
Longleaf Partners LLPFX	Large Blend	Cates/Hawkins (22.2)	-4.19	90	21	30	0.90	Liberty Media, Dell, Chesapeake Energy
Mairs & Power Growth MPGFX	Large Blend	Frels/Henneman (9.5)	-0.86	30	44	2	0.70	3M, Target, Valspar
Matrix Advisors Value MAVFX	Large Blend	David A. Katz (12.9)	-3.72	87	37	43	0.99	McGraw-Hill, Cisco Systems, Western Union
Oakmark Select I OAKLX	Large Blend	Nygren/Berghoef(12.6)	-4.16	90	21	26	1.08	Discovery Comm., Liberty Media, H & R Block
Sequoia SEQUX	Large Blend	Goldfarb/Poppe(11.0)	-1.11	33	27	12	1.00	Berkshire Hathaway, Mohawk, Fastenal
Data through May 31, 2009.
We shine the spotlight on 10 funds from the Fundlnvestor 500 that follow a focused, low-turnover strategy.
Important Disclosure Information
Average annual total returns for the Longleaf Partners Fund and its respective benchmark for the one, five and ten year periods ended June 30, 2009 are as follows: Longleaf Partners Fund, -33.27%, -4.39%, and 1.32%; S&P 500 Index, -26.21%, -2.24%, and -2.22%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners. com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.
the beginning of 2008. Management estimated the fund’s price/value (which is just the aggregate price of the fund divided by management’s estimated value) at 63%, which was below its historical average of around 68%. In the past, the firm had said that price/value ratio wouldn’t likely dip much below 50% based on past experience. Instead of bottoming out at a P/V of around 50%, though, it declined to an all-time low of 34% in the first quarter of 2008. For the fund, this was something of a 100-year flood.
Although some names like GM really did see capital destruction, Longleaf management felt that the value of their business fell by far less than the market had marked them down. According to Cates, the portfolio’s intrinsic value fell by 10%-15% in 2008.
Like many great investors, management used the massive sell-off to upgrade the portfolio. For example, the fund bought Marriott International MAR in the third quarter of 2008. Hawkins described the company as one of the best businesses in the world. More recently, the fund bought shares of Warren Buffet’s Berkshire Hathaway BRK.A this March. It’s not often you get to buy Berkshire at a big discount, so the fund added its 4.5% as the A shares dropped below $80,000. At that price Hawkins thinks the firm was trading at about a 50% discount to his appraisal due to its misunderstood derivative contracts and temporary setbacks in the large investment portfolio, which includes a big stake in embattled banks.
At the May 7 meeting, Hawkins said the portfolio was trading at a P/V of roughly 50. While not a screaming buy like it was in March, the fund still offers attractive returns going forward. This P/V number includes the reduced appraisals the firm has made on many of its companies to account for a longer than previously expected recession. Hawkins told shareholders at the gathering that the fund should grow intrinsic value by around 12% this year. In fact, the fund is up 22% YTD.
Making the Most of the Fund
Investors in this fund should take their cues from the managers when possible. Hawkins and Cates publish the P/V for a reason and expect partners (as Southeastern refers to investors) to use the information appropriately. As the P/V falls below 50, investors should be excited and add to their investment if possible.
Likewise, as the P/V rises to above-average levels and management has trouble finding companies that meet its criteria (evidenced by a growing cash stake), investors should hold back. The fund’s P/V reached 78 at the end of 2003, and if investors had waited until the fund returned to the low 60s at the end of 2005, they would have missed 2004 and 2005, which were two of the more disappointing years for investors recently besides 2008.
Overall, with patience and a long-enough time horizon, investors should be richly rewarded if they invest in this shareholder-friendly fund.

Contact Ryan Leggio at ryan_leggio@morningstar.com

Reprinted by permission of Morningstar. June 2009 • OPP-EVV3U	www.morningstar.com
The price-value ratio (“P/V”) is a calculation that compares the prices of stocks to Southeastern’s appraisal of their intrinsic values. We remind our shareholders and prospective investors that, while it is a useful tool, the P/V represents a single data point. To the extent an investor considers P/V in making an investment decision, the limits of this tool should be considered along with other factors relevant to each investor.
The following information provided by Morningstar: Large-blend portfolios are fairly representative of the overall U.S. stock market in size, growth rates, and price. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large-cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate. These portfolios tend to invest across the spectrum of U.S. industries, and owing to their broad exposure, the portfolios’ returns are often similar to those of the S&P 500 Index. As of May 31, 2009, Longleaf Partners Funds was ranked among 1,355 Large Blend funds in the 5-Year category.